[MORGAN LETTERHEAD]




                                      NEWS
                                     RELEASE


CONTACTS: CHARLES C. BAUM, Chief Executive Officer, The Morgan Group, Inc.
                                 (410) 566-9200
          DENNIS R. DUERKSEN, Chief Financial Officer, The Morgan Group, Inc.
                                 (219) 295-2200
                               fax (800) 285-0828

             MORGAN COMMENCES 100,000 SHARE DUTCH AUCTION REPURCHASE

BALTIMORE, MD, February 22, 1999 - The Morgan Group, Inc. (AMEX: MG) today announced that it is commencing a "Dutch Auction" self-tender offer to purchase up to 100,000 shares or approximately 7.4% of its Class A common stock at a price to be determined by Morgan between $8.50 and $ 10.00 per share. The tender offer is subject to terms and conditions set forth in the Offer to Purchase, dated February 22, 1999, and the related Letter of Transmittal, which constitute the offer. This material is being distributed to shareholders commencing on February 22, 1999.

Charles Baum, Chairman and Chief Executive Officer of the Morgan Group, Inc. said, "Considering our confidence in Morgan's future and the current trading range of our common stock, the Board of Directors has determined that the repurchase of common stock is an appropriate investment and is in the long-term best interest of our shareholders." The offer is not conditioned upon any minimum number of shares being tendered. The offer, proration and withdrawal rights will expire at 12:00 midnight, New York City Time, on Friday, March 19, 1999, unless the offer is extended.

Neither Morgan nor its board of directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares pursuant to the offer. The company has been advised that its executive officers, directors and its controlling shareholder do not intend to tender any shares pursuant to the offer.

The Morgan Group, Inc. headquartered in Elkhart, Indiana, is the nation's largest publicly owned service company in managing the delivery of manufactured homes, commercial vehicles and specialized equipment. Through its wholly-owned subsidiary, Morgan Drive Away, Inc., Morgan has been operating since 1936.